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                                                                    Exhibit 99.1

(51JOB LOGO)

FOR IMMEDIATE RELEASE

CONTACT:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com


                  51JOB, INC. APPROVES STOCK REPURCHASE PROGRAM


SHANGHAI, MAY 27, 2005 - 51JOB, INC. (NASDAQ: JOBS), a leading provider of integrated human resource services in China, announced today that the shareholders of the Company have approved a stock repurchase program, effective May 26, 2005.


Under the program, the Company is authorized to repurchase up to US$25 million worth of outstanding American Depositary Shares (ADSs) from time to time over a period of 12 months commencing from May 26, 2005. The repurchases may be made in the open market, depending on market conditions and other factors. The stock repurchase program may be suspended or discontinued at any time. The stock repurchase program will be funded with the Company's available working capital. As of March 31, 2005, the Company had cash and cash equivalents of approximately RMB 848.7 million (US$102.5 million).


As of May 16, 2005, the Company had approximately 27.9 million ADSs outstanding.


ABOUT 51JOB


51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in Career Post Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job's nationwide office network in China spans 20 cities with local editions of Career Post Weekly and Hong Kong.

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